IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ACHIEVES TARGET PRODUCTION AND STRONG GOLD MARGINS IN THE FIRST QUARTER 2020

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
For more information, refer to the Management Discussion and Analysis (MD&A) and Unaudited Consolidated Interim Financial Statements for the three months ended March 31, 2020.

Toronto, Ontario, May 4, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") reported its consolidated financial and operating results for the quarter ended March 31, 2020.

"IAMGOLD benefited from strong revenues on higher gold prices in the quarter, generating $44 million in operating cash flow, notwithstanding the rapid onset of the COVID-19 crisis toward the end of the quarter," commented Gordon Stothart, newly appointed President & Chief Executive Officer of IAMGOLD. "Our gold margins improved 45% from one year ago, with production on plan, but lower sales volumes. We made good progress on waste stripping at Essakane, and are on track to achieve our 2020 run rate at Saramacca in the second half of the year, while Westwood has been steadily achieving production and cost targets. In response to the global COVID-19 crisis, the IAMGOLD team has proved both agile and resilient, drawing upon our deep bench strength to manage efforts at each of our locations, and taking a collaborative approach to government and community relations."

Mr. Stothart stated, "I am also very pleased to announce that we have promoted Bruno Lemelin to the role of Senior Vice President, Operations & Projects, with oversight of all operational and project development activities across the organization, and Oumar Toguyeni to the role of Senior Vice President, International Affairs & Sustainability, with the primary objective of managing IAMGOLD's relationships with our overseas host governments and other stakeholders in West Africa and South America. Both have extensive experience across IAMGOLD's operations and they bring additional leadership, technical and stakeholder engagement skills to our executive leadership team."

"IAMGOLD has an exciting future, with a great foundation of existing operations, a superior balance sheet and one of the best growth portfolios of development assets and exploration projects in the industry." continued Mr. Stothart. "All of this is underpinned by a savvy, experienced team of technical, operational, and financial professionals."

First Quarter 2020 Highlights

- Attributable gold production from continuing operations of 170,000 ounces at cost of sales[1] per ounce of $1,054, total cash costs[2] per ounce produced of $993 and all-in sustaining costs[2] per ounce sold of $1,230. Target production was achieved, with production at the end of the quarter impacted by activities related to COVID-19, including the self-confinement of Essakane and Rosebel, and the placement of Westwood on care and maintenance following provincial directives.
- Attributable gold sales from continuing operations were 159,000 ounces at an average realized gold price per ounce of $1,603. Gold sales were lower at Essakane, reflecting the postponement of sales

at the quarter-end due to the global COVID-19 crisis, while Westwood was impacted by being placed on care and maintenance in response to provincial directives.

- Revenues of $274.5 million, reflecting the average realized gold price of $1,603 per ounce sold.
- Net loss from continuing operations attributable to equity holders of $34.4 million, or $0.07 per share, primarily due to losses on the embedded derivatives related to the Rosebel power purchase agreement and the Senior Notes.
- Adjusted net loss from continuing operations attributable to equity holders[2] of $4.9 million or $0.01 per share[2].
- Net cash from operating activities of $44.0 million.
- Net cash from operating activities before changes in working capital[2] of $72.8 million.
- The Company continues to manage its balance sheet prudently, with cash, cash equivalents, short-term investments and restricted cash totaling $829.8 million at March 31, 2020.

Strategic Developments

Global COVID-19 Crisis

- In response to the global COVID-19 crisis, IAMGOLD immediately activated appropriate committees at its various offices and operations world-wide to ensure a coordinated response encompassing operations, projects, exploration, and corporate offices. This enabled the timely assessment and implementation of protocols to mitigate risk to employees, contractors and local communities, including protocols aimed at complying with government-imposed restrictions and reducing the impact of supply chain disruptions.

- The impact of the crisis on our business was not significant in the first quarter of 2020. Although precautionary self-confinement measures were taken at Essakane and Rosebel in late March, production continued uninterrupted. Six days of care and maintenance at Westwood in the quarter had a limited impact on production.

- The continuing global COVID-19 crisis is expected to continue to affect our operations, including incremental costs and productivity impacts due to measures in place and new protocols implemented. While the precise impact continues to evolve, the impact could be significant in future periods, affecting our guidance for future years.

- For 2020, primarily due to the crisis, we have lowered our total attributable gold production and capital expenditure guidance and revised upwards our cost of sales per ounce sold, total cash costs[1] per ounce produced, and all-in sustaining costs[1] per ounce sold guidance.

- IAMGOLD has taken extensive steps to protect the health and safety of employees, contractors and local communities in response to the global COVID-19 crisis. This included training on new procedures and sanitary measures, adjusted work schedules and transport, and physical distancing and protective equipment. In addition, the number of sleeping quarters and handwashing stations at the mine sites was increased, temperature checks are performed and equipment is cleaned frequently.

- IAMGOLD is working closely with both host communities and local governments to safeguard vulnerable communities against COVID-19 through food security, medical equipment donations and contributions to COVID-19 relief programs. We are reviewing various Federal and Provincial COVID-19 related support programs to determine eligibility and impact.

Organizational Changes

- P.Gordon Stothart was appointed President and Chief Executive Officer and joined the Board of Directors, effective March 1, 2020.
- IAMGOLD strengthened its leadership, technical and stakeholder engagement talent with the following appointments to our Executive Leadership Team:

- ◦ Bruno Lemelin was appointed to the role of Senior Vice President, Operations & Projects, with oversight of all operational and project development activities across the Company.
- ◦ Oumar Toguyeni was appointed to the role of Senior Vice President, International Affairs & Sustainability, with the primary objective of managing the Company's relationships with governments and other stakeholders in West Africa and South America.

Financial

- We lowered our total attributable gold production guidance to the range of 685,000 to 740,000 ounces, lowered capital expenditure guidance to $345 million (±5%), revised upwards cost of sales per ounce sold guidance to the range of $955 to $995, revised upwards total cash costs[1] per ounce produced guidance to the range of $920 to $960, and revised upwards all-in sustaining costs[1] per ounce sold guidance to the range of $1,195 to $1,245, primarily due to the impact of the global COVID-19 crisis.

- On February 26, 2020, IAMGOLD further amended its $500 million credit facility with a maturity date of January 31, 2023. These amendments included, among other things, extending $447 million of credit available under the credit facility agreement to a maturity date of January 31, 2024.

- The Company acted on its financial risk mitigation strategies by executing currency hedges and fuel hedges due to favourable market conditions relative to internal planning rates.

Reserves and Resources

- On February 18, 2020, we announced updated total attributable proven and probable reserves of 16.7 million ounces at the end of 2019. In addition, total attributable measured and indicated resources (inclusive of reserves) were reported at 27.2 million ounces of gold, while total attributable inferred resources were reported at 12.0 million ounces of gold.

Exploration

- IAMGOLD announced an updated mineral resource estimate for the Pitangui Project in Brazil, comprising 3.33 million tonnes of indicated resources grading 4.39 g/t Au for 470,000 ounces and 3.56 million tonnes of inferred resources grading 3.78 g/t Au for 433,000 ounces.

Development and Operations

- Mining activities continued at Saramacca with the construction of mine site facilities, water management infrastructure, site roads and the preparation of waste dumps. The delivery and commissioning of the hauling fleet and mining equipment also continued during the quarter. Construction of the haul road progressed with the road connection completed in the first quarter 2020 and ore from Saramacca was delivered to the Rosebel mill using the substantially completed haul road.

- We continued to de-risk the Côté Gold Project, approaching 60% completion of the detailed project engineering as at March 31, 2020.

- IAMGOLD announced that the Government of the Republic of Senegal approved the mining permit application for the Boto Gold Project for an initial 20-year period. The receipt of the mining permit positions the Project for a development decision and eventual production.

- Our Westwood Gold Mine in Canada was placed on care and maintenance on March 25, 2020, along with other mining companies province-wide, as directed by the Government of Quebec in response to the global COVID-19 crisis as mining was considered a non-essential business. Subsequently, on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business.

- IAMGOLD's Rosebel mine in Suriname and the Essakane mine in Burkina Faso were moved into self-confinement on March 22, 2020 and March 24, 2020, respectively, to better protect employees and communities, and to support the continuity of these operations. The Government of Burkina Faso subsequently imposed a curfew and limited movement in the country by placing a number of locations, including Ouagadougou and Essakane under administrative quarantine. Although the Essakane mine was placed under administrative quarantine on April 8, 2020, production has continued uninterrupted.

Subsequent to the Quarter

- On April 22, 2020, Rosebel Gold Mines N.V. ("Rosebel") signed an Unincorporated Joint Venture ("UJV") agreement with Staatsolie Maatschappij Suriname N.V. ("Staatsolie") relating to the concession areas within the UJV Area of Interest, which includes Saramacca. The UJV excludes the existing gross Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Rosebel holds a 70% participating interest and Staatsolie holds a 30% participating interest in the UJV on behalf of the Republic of Suriname. Staatsolie has paid Rosebel an initial amount of $34.0 million toward an aggregate owing of $54.9 million for all operating and capital expenses related to the Saramacca Project. The remaining amount will be paid out of Staatsolie's gold entitlement.

Upcoming Growth Catalysts

- We continue the strategic review of our growth projects, Côté Gold and Boto Gold. The Company is well positioned for growth, with a strong reserve and resource base, robust balance sheet and skilled workforce.

- IAMGOLD expects to complete an updated life of mine plan for Westwood, and accompanying National Instrument 43-101 technical report, by mid-year 2020. The report is expected to outline the details of a safe, profitable and long life mine plan.

- We continue to advance various ongoing and planned delineation and resource evaluation drilling programs at selected projects including the Nelligan Gold, Monster Lake and the Rouyn Gold Projects in Quebec, the Gosselin discovery on the Côté Gold property in Ontario, and the Karita Gold discovery in Guinea.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Results ($ millions, except where noted)	Three months ended March 31, 2020	2019
Continuing Operations		
Revenues	$ **274.5**	$ 251.0
Cost of sales	$ **242.6**	$ 251.9
Gross profit (loss)	$ **31.9**	$ (0.9)
Net loss from continuing operations attributable to equity holders of IAMGOLD	$ **(34.4)**	$ (40.7)
Net loss from continuing operations attributable to equity holders of IAMGOLD ($/share)	$ **(0.07)**	$ (0.09)
Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD[1]	$ **(4.9)**	$ (6.9)
Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD ($/share)[1]	$ **(0.01)**	$ (0.01)
Net cash from operating activities	$ **44.0**	$ 8.8
Net cash from operating activities before changes in working capital[1]	$ **72.8**	$ 33.8
Key Operating Statistics		
Gold sales – attributable (000s oz)	**159**	178
Gold production – attributable (000s oz)	**170**	173
Average realized gold price[1] ($/oz)	$ **1,603**	$ 1,308
Cost of sales[2] ($/oz)	$ **1,054**	$ 962
Total cash costs[1] ($/oz)	$ **993**	$ 884
All-in sustaining costs[1] ($/oz)	$ **1,230**	$ 1,103
Gold margin[1] ($/oz)	$ **610**	$ 420

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

2 Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

FIRST QUARTER 2020 SUMMARY

Financial Performance

- Revenues from continuing operations for the first quarter 2020 were $274.5 million up $23.5 million or 9% from the same prior year period. The increase was primarily due to a higher realized gold price ($50.3 million) and higher sales volume at Westwood ($4.5 million), partially offset by lower sales volume at Essakane ($25.8 million) and Rosebel ($6.2 million).
- Cost of sales from continuing operations for the first quarter 2020 was $242.6 million, down $9.3 million or 4% from the same prior year period. The decrease was primarily due to lower operating costs and depreciation expense partially offset by higher royalty expense as a result of an increase in the gold price. Operating costs were lower primarily due to higher capitalized stripping due to pushbacks at Essakane and Rosebel, a build of finished goods at Essakane reflecting the postponement of gold sales at the quarter-end due to the global COVID-19 crisis, partially offset by a drawdown of lower grade ore stockpiles to supplement ore feed at Rosebel.
- Depreciation expense from continuing operations for the first quarter 2020 was $63.4 million, down $5.2 million or 8% from the same prior year period. The decrease was primarily due to lower depreciation at Westwood resulting from the impairment charge recorded in the fourth quarter 2019.
- Income tax expense for the first quarter 2020 was $3.6 million, up $2.2 million from the same prior year period. Income tax expense for the first quarter 2020 comprised current income tax expense of $8.9 million (March 31, 2019 - $9.7 million) and deferred income tax recovery of $5.3 million (March 31, 2019 - recovery of $8.3 million). The increase in income tax expense was due to a lower deferred tax recovery

primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company's operating jurisdictions from one period to the next.

- Net loss from continuing operations attributable to equity holders for the first quarter 2020 was $34.4 million, or $0.07 per share, compared to net loss of $40.7 million, or $0.09 per share in the same prior year period. The decrease in net loss was primarily due to higher gross profit ($32.8 million) and lower other expenses ($19.1 million), partially offset by lower interest income, derivatives and other investment gains (losses) ($35.6 million) primarily due to losses on the embedded derivatives related to the Rosebel power purchase agreement and the Senior Notes.

- Adjusted net loss attributable to equity holders[1] was $4.9 million, or $0.01 per share[1], compared to adjusted net loss[1] of $6.9 million, or $0.01 per share[1] in the same prior year period.

- Net cash from operating activities for the first quarter 2020 was $44.0 million, up $35.2 million from the same prior year period. The increase was primarily due to higher earnings after non-cash adjustments ($35.3 million).

- Net cash from operating activities before changes in working capital[1] for the first quarter 2020 was $72.8 million, up $39.0 million from the same prior year period.

Financial Position

- Our cash, cash equivalents, short-term investments and restricted cash balance was $829.8 million at March 31, 2020, down $35.0 million from December 31, 2019. The decrease was due to spending on property, plant and equipment ($67.5 million), partially offset by cash generated from operating activities ($44.0 million).

Production and Costs

- Attributable gold production from continuing operations was 170,000 ounces for the first quarter 2020, down 3,000 ounces from the same prior year period. The decrease was primarily due to lower grades at Essakane as a result of mine sequencing (6,000 ounces), lower throughput at Rosebel as ore feed was supplemented from lower grade ore stockpiles and higher grade mill pebbles as mining activity focused on achieving strategic pushbacks (4,000 ounces), partially offset by increased throughput at Westwood due to the ramp up of mining activity compared to the reduced activity resulting from increased seismicity in the fourth quarter 2018 (7,000 ounces).

- Attributable gold sales from continuing operations were 159,000 ounces for the first quarter 2020, down 19,000 ounces from the same prior year period. The decrease was due to lower sales at Essakane (18,000 ounces) and Rosebel (4,000 ounces) partially offset by higher sales at Westwood (3,000 ounces).

- Cost of sales[3] per ounce from continuing operations for the first quarter 2020 was $1,054, up 10% from the same prior year period primarily due to lower sales volume and higher royalties as a result of an increase in the gold price.

- Total cash costs[1] per ounce produced from continuing operations for the first quarter 2020 were $993, up 12% from the same prior year period primarily due to lower production volume and higher royalties as a result of an increase in the gold price.

- All-in sustaining costs[1] per ounce sold from continuing operations for the first quarter 2020 were $1,230, up 12% from the same prior year period. The increase was primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures.

- While there was no impact on total cash costs[1] and all-in sustaining costs[1] from continuing operations for the first quarter 2020, the first quarter 2019 included a reduction of $61 per ounce produced and $60 per ounce sold, respectively, for the normalization of costs due to abnormally low production at Westwood.

- Included in total cash costs[1] and all-in sustaining costs[1] from continuing operations for the first quarter 2020 were realized derivative losses from hedging programs of $9 per ounce produced and $12 per ounce sold, respectively (2019 - $2 gain and $2 gain).

Commitment to Zero Harm Continues

- The DART rate[2], representing the frequency of all types of serious injuries across all sites and functional areas for the first quarter 2020 was 0.65, above IAMGOLD's target of 0.57. We continue the implementation of several initiatives, including a behaviour-based safety program, to ensure a safer work environment.

- In response to the global COVID-19 crisis, IAMGOLD has taken extensive steps to protect the health and safety of employees and contractors.

ATTRIBUTABLE GOLD PRODUCTION AND COSTS

Three months ended March 31,	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2,3] ($ per ounce sold)	
	2020	2019	2020	2019	2020	2019	2020	2019
Continuing operations								
Essakane (90%)	84	90	$ 970	$ 896	$ 909	$ 883	$ 1,054	$ 1,010
Rosebel (95%)	64	68	1,114	889	1,042	901	1,248	1,064
Westwood (100%)[4,5]	22	15	1,162	1,549	1,176	858	1,242	1,192
	170	173	$ 1,054	$ 962	$ 993	$ 888	$ 1,230	$ 1,103
Cost of sales[1] ($/oz)			$ 1,054	$ 962				
Cash costs, excluding royalties					$ 920	$ 826		
Royalties					73	62		
Total cash costs[2]					$ 993	$ 888		
All-in sustaining costs[2,3]							$ 1,230	$ 1,103

1 Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
3 All-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 29 of the MD&A.
4 Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the first quarter 2020 of $nil per ounce (2019 - $60 per ounce).
5 Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Westwood include the impact of normalization of costs for the first quarter 2020 of $nil per ounce (2019 - $61 per ounce produced and $60 per ounce sold, respectively).

UPDATED 2020 GUIDANCE

IAMGOLD Full Year Attributable Guidance	Revised[1]	Previous[2]
Essakane (000s oz)	350 – 370	365 – 385
Rosebel (000s oz)	250 – 270	245 – 265
Westwood (000s oz)	85 – 100	90 – 110
Total attributable production (000s oz)	685 - 740	700 - 760
Cost of sales[3] ($/oz)	$955 - $995	$900 - $950
Total cash costs[4,5] ($/oz)	$920 - $960	$840 - $890
All-in sustaining costs[4,5] ($/oz)	$1,195 - $1,245	$1,100 - $1,150

1. The revised outlook is based on 2020 full year assumptions with an average realized gold price of $1,500 per ounce, U.S.$ / Canadian $ exchange rate of 1.40, € / U.S.$ exchange rate of 1.12 and average crude oil price of $35 per barrel.
2. The previous outlook was based on 2020 full year assumptions with an average realized gold price of $1,350 per ounce, U.S.$ / Canadian $ exchange rate of 1.30, € / U.S.$ exchange rate of 1.15 and average crude oil price of $62 per barrel.

3. Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel).
4. This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
5. Consists of Essakane, Rosebel, and Westwood on an attributable basis.

GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS

We lowered our 2020 total attributable gold production guidance to the range of 685,000 to 740,000 ounces from 700,000 to 760,000 ounces primarily due to the impact of the global COVID-19 crisis at Essakane and Westwood.

We expect to incur incremental costs including charter flights for gold shipments, increased number of sleeping quarters, adjusted work schedules and transport, expediting key supplies, additional security and screening measures, and personal protective equipment to protect the Company's workforce. Higher royalty expenses are expected due to the higher gold price expected in the year.

IAMGOLD revised upwards our 2020 cost of sales per ounce sold guidance to the range of $955 to $995 from $900 to $950 primarily due to the global COVID-19 crisis resulting in lower sales volume relative to the initial guidance.

We revised upwards our 2020 total cash costs[1] per ounce produced guidance to the range of $920 to $960 from $840 to $890 primarily due to the global COVID-19 crisis resulting in lower production volume relative to the initial guidance.

We also revised upwards our 2020 all-in sustaining costs[1] per ounce sold guidance to the range of $1,195 to $1,245 from $1,100 to $1,150 primarily due to the global COVID-19 crisis resulting in a decrease in sales volume.

DEPRECIATION EXPENSE

Depreciation expense in 2020 is expected to be in the range of $250 million to $260 million, down $10 million from the previous guidance.

INCOME TAXES

IAMGOLD expects to pay cash taxes in the range of $30 million to $45 million in 2020. The Company is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for IAMGOLD is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes; and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred income tax assets and/or liabilities may be recorded during the year.

CAPITAL EXPENDITURES OUTLOOK

| ($ millions) | Revised | | | Previous | | |
	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total
Essakane	$ 40	$ 80	$ 120	40	100	**140**
Rosebel	60	55	115	55	60	**115**
Westwood	25	15	40	25	25	**50**
	125	150	275	120	185	**305**
Côté Gold (70%)	—	45	45	—	35	**35**
Boto Gold	—	25	25	—	30	**30**
Total[3,4,5] (±5%)	$ 125	$ 220	$ 345	120	250	**370**

1 Sustaining capital includes capitalized stripping of $15 million for Rosebel.
2 Non-sustaining capital includes capitalized stripping of $65 million for Essakane (previously $80 million) and $30 million for Rosebel (previously $35 million).
3 Includes $16 million of capitalized exploration and evaluation expenditures (previously $11 million). Refer to the Exploration section of the MD&A.
4 Capitalized borrowing costs are not included.
5 In addition to the above capital expenditures, $20 million in total principal lease payments are expected.

We reduced our 2020 capital expenditure guidance by $25 million to $345 million (±5%). Non-sustaining capital expenditures decreased by $30 million and sustaining capital expenditures increased by $5 million compared to the previous guidance. The $30 million decrease in non-sustaining capital expenditures was primarily due to a reduction in capitalized stripping ($10 million) and timing of spend on other projects ($5 million) at Essakane, timing of spend on the Saramacca Project ($5 million), and lower development at Westwood ($10 million), partially offset by higher expected capital expenditures to continue progressing the Early Works program at the Côté Gold Project ($10 million).


2021 GUIDANCE



(refer to February 19, 2020 news release)


Although guidance for 2021 remains unchanged at this time, it is under review given the current global uncertainty with respect to the spread of COVID-19 and the effect it may have on IAMGOLD's operations.

We expect 2021 attributable gold production to be in the range of 760,000 to 840,000 ounces, approximately 12% higher than the expected 2020 production levels.

Capital expenditures, not inclusive of development projects, are expected to be approximately $250 million with the expected completion of the development of Saramacca in 2020 and lower capitalized stripping compared to 2020.


OPERATIONS ANALYSIS BY MINE SITE


Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Attributable gold production for the first quarter 2020 was lower by 7% compared to the same prior year period as ore feed was sourced from lower grade zones due to mine sequencing. Gold sales for the first quarter 2020 were lower by 19%, reflecting the postponement of gold sales at the quarter end due to the global COVID-19 crisis.

Material mined in the first quarter 2020 was 30% higher compared to the same prior year period due to increased mining fleet and equipment availability combined with the utilization of contractors. Waste mined for the first quarter 2020 was 33% higher compared to the same prior year period as mining was focused on strategic pushbacks. The mill upgrade continued to progress in the quarter with engineering work being completed, project planning for the installation commenced and preliminary earthwork conducted to build access for the primary screen and the dust scrubber area.

Cost of sales per ounce sold for the first quarter 2020 were higher by 8% compared to the same prior year period primarily due to lower sales volume and higher royalties due to higher realized gold prices, partially offset by higher capitalized stripping resulting from strategic pushbacks and the build of low grade Heap Leach material stockpiles.

Total cash costs per ounce produced for the first quarter 2020 were higher by 3% compared to the same prior year period primarily due to lower production and higher royalties, partially offset by the higher capitalized stripping and the stockpile build up as noted above. Included in total cash costs for the first quarter 2020 was the impact of realized derivative losses from hedging programs of $9 per ounce produced (2019 - $3 gain).

All-in sustaining costs per ounce sold for the first quarter 2020 were higher by 4% compared to the same prior year period, primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures. Included in all-in sustaining costs for the first quarter 2020 was the impact of realized derivative losses from hedging programs of $10 per ounce sold (2019 - $3 gain).

Sustaining capital expenditures for the first quarter 2020 of $5.6 million included capital spares of $1.9 million, mobile equipment and resource development of $0.4 million each, and various other sustaining capital expenditures of $2.9 million. Non-sustaining capital expenditures of $26.3 million included capitalized stripping of $19.0 million, tailings liners and dams of $4.8 million, mill upgrade of $1.8 million and mobile equipment of $0.7 million.

Outlook

We have lowered Essakane's 2020 attributable production guidance to the range of 350,000 to 370,000 ounces from 365,000 to 385,000 ounces reflecting the expected operational impact of measures taken to mitigate any health risks arising from the global COVID-19 crisis. The mine has proactively undertaken several COVID-19 related risk mitigation measures to limit the level of interaction within the workforce so that operations can continue. A lower than optimum capacity is expected in the second quarter. Capital expenditures are expected to be approximately $120 million, comprising $40 million of sustaining capital expenditures and $80 million of non-sustaining capital expenditures. The non-sustaining capital expenditures of $80 million reflect a decrease of $20 million primarily due to lower volumes of capitalized stripping and a deferral of spend into 2021.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Attributable gold production for the first quarter 2020 was lower by 6% compared to the same prior year period as ore feed was supplemented from lower grade ore stockpiles and higher grade mill pebbles as the mining activity focused on pushbacks on the Rosebel concession and opening up access to the Saramacca pit. The development of future ore access resulted in lower ore mined compared to the same prior year period. Included in the mill feed were marginal amounts of higher grade ore from the Saramacca deposit.

The carbon-in-column plant continued to perform favourably with 3,000 ounces recovered from tailings in the first quarter 2020, compared to 2,200 ounces in the same prior year period at a marginal operating cost of approximately $35 per ounce to cover additional power and elution costs.

Construction of the haul road progressed with the road connection completed in the first quarter 2020 and ore from Saramacca was delivered to the Rosebel mill using the substantially completed haul road. Mining activities continued at Saramacca in the first quarter 2020 with the construction of mine site facilities, water management infrastructure, site roads and preparation of waste dumps. Construction of the haul road along with site infrastructure are expected to be completed by the second half of 2020. Deliveries and commissioning of the hauling fleet and other mining equipment continued during the first quarter 2020 in anticipation of the ramp up of Saramacca's mining activities.

Cost of sales per ounce sold for the first quarter 2020 was higher by 25% compared to the same prior year period. This was primarily due to the reduction in sales volume combined with the drawdown of long term stockpiles to supplement ore feed and increased royalties due to higher realized gold prices, partially offset by increased capitalized stripping.

Total cash costs per ounce produced for the first quarter 2020 were higher by 16% compared to the same prior year period primarily due to the reduction in volume produced and the factors noted above. Included in total cash costs for the first quarter 2020 was the impact of realized derivative losses from hedging programs of $9 per ounce produced (2019 - $1 gain).

All-in sustaining costs per ounce sold for the first quarter 2020 were higher by 17% compared to the same prior year period primarily due to higher cost of sales per ounce sold partially offset by lower sustaining capital expenditures. Included in all-in sustaining costs for the first quarter 2020 was the impact of realized derivative losses from hedging programs of $9 per ounce sold (2019 - $1 gain).

Sustaining capital expenditures for the first quarter 2020 of $6.8 million included capital spares of $3.1 million, resource development of $0.8 million, tailings management of $0.7 million, mill equipment of $0.6 million, building upgrades of $0.4 million and various other sustaining capital expenditures of $1.2 million. Non-sustaining capital expenditures of $13.7 million included $8.6 million related to the Saramacca Project and $5.1 million of capitalized stripping.

Outlook

We have increased Rosebel's attributable production guidance in 2020 to the range of 250,000 to 270,000 ounces from 245,000 to 265,000 ounces reflecting the benefits of positive grade reconciliation on the Rosebel concession, despite the expected operational impact of measures taken to mitigate any health risks arising from the global COVID-19 crisis. To mitigate the impact of the global COVID-19 crisis, the mine has proactively undertaken measures to protect employees as they enter and exit the site, and to lower interaction within the workforce, resulting in lower levels of activity and increased costs expected in the second quarter. Capital expenditures are expected to be approximately $115 million, comprising $60 million of sustaining capital expenditures and $55 million of non-sustaining capital expenditures. The sustaining capital expenditures of $60 million reflect a $5 million increase to support additional resource development drilling. The non-sustaining capital expenditures of $55 million reflect a decrease of $5 million due to lower volumes of expansionary capitalized stripping in 2020.

Westwood Mine - Canada (IAMGOLD interest - 100%)

Westwood was placed on care and maintenance on March 25, 2020, along with other mining companies province-wide, as directed by the Government of Quebec in response to the global COVID-19 crisis as mining was considered a non-essential business. Subsequently on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business. The restart at Westwood was done in accordance with the standards set by the Government of Quebec, the Public Health Directorate and the Commission des normes, de l'équité, de la santé et de la sécurité du travail ("CNESST") to limit the risk of the spread of COVID-19. Ramp-up activities included training employees on new procedures and sanitary measures, adjusted work schedules and transport, and physical distancing and protective equipment.

Gold production for the first quarter 2020 was 47% higher than the same prior year period primarily due to higher throughput as mining activities in the prior year period were adversely affected by increased seismic activity in localized areas in the fourth quarter 2018.

In the first quarter 2020, 109,000 tonnes of ore were mined from the Grand Duc satellite deposit (2019 - nil) at a head grade of 0.92 g/t Au (2019 - nil g/t Au). Head grade, excluding marginal ore and ore mined from Grand Duc for the first quarter 2020 was 5.77 g/t Au (2019 - 5.23 g/t Au).

Underground development continued to progress in the first quarter 2020 to open up access to new mining areas with lateral development of approximately 1,305 metres, averaging 14 metres per day. Development at Westwood continues and is expected to increase with a three to four year ramp up to steady state production levels. An updated life of mine plan for Westwood and accompanying National Instrument 43-101 Technical Report are expected by mid-year 2020.

While there was no impact on total cash costs per ounce produced and all-in sustaining costs per ounce sold for the first quarter 2020 related to normalization, the first quarter 2019 included a reduction of $778 per ounce produced and $610 per ounce sold, respectively, for the normalization of costs due to abnormally low production following increased seismic activity in the fourth quarter 2018.

Cost of sales per ounce sold for the first quarter 2020 were lower by 25% compared to the same prior year period, primarily due to higher sales volume partially offset by increased mining and milling costs due to the mining of the Grand Duc.

Total cash costs per ounce produced for the first quarter 2020 were higher by 37% compared to the same prior year period as the prior year costs were normalized by $778 per ounce produced and due to increased mining and milling costs from the mining of Grand Duc, partially offset by higher production volume in the first quarter 2020. Included in total cash costs for the first quarter 2020 was the impact of realized derivative losses from currency hedging programs of $9 per ounce produced (2019 - $2 gain).

All-in sustaining costs per ounce sold for the first quarter 2020 were higher by 4% compared to the same prior year period as the prior year costs were normalized by $610 per ounce sold partially offset by lower sustaining capital expenditures and lower cost of sales per ounce. Included in all-in sustaining costs for the first quarter 2020 was the impact of realized derivative losses from currency hedging programs of $10 per ounce sold (2019 - $2 gain).

Sustaining capital expenditures for the first quarter 2020 of $2.4 million included deferred development of $1.7 million, underground construction of $0.3 million and underground equipment of $0.4 million. Non-sustaining capital expenditures of $2.2 million included deferred development of $1.2 million, development drilling of $0.7 million and underground construction of $0.3 million.

Outlook

We have lowered Westwood's production guidance in 2020 to the range of 85,000 to 100,000 ounces from 90,000 and 110,000 ounces reflecting the government-mandated closure in March and April 2020, and the expected operational impact of measures taken to mitigate any health risks arising from the global COVID-19 crisis. Production for the first half of 2020 is expected to be adversely impacted by the care and maintenance shutdown and subsequent time to ramp back up to full capacity. Capital expenditures are expected to be approximately $40 million, comprising $25 million in sustaining capital expenditures and $15 million in non-sustaining capital expenditures. The decrease of $10 million in non-sustaining capital expenditures reflects a lower volume of deferred development and deferral of non-critical underground construction into 2021.

DISCONTINUED OPERATIONS

Mali – Sadiola Mine (IAMGOLD interest – 41%)

On December 20, 2019, IAMGOLD, together with our joint venture partner, AngloGold Ashanti Limited ("AGA"), entered into an agreement to sell our collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of US$105 million. The transaction remains subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. In addition, upon the fulfillment or waiver of all conditions precedent to the transaction but immediately prior to closing of the transaction, Sadiola will pay a dividend of $15 million pro rata to its shareholders.

As of December 31, 2019, the Sadiola disposal group met the criteria to be classified as held for sale.

Mali - Yatela Mine (IAMGOLD interest - 40%)

On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by IAMGOLD and AGA, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d'Exploitation des Mines d'Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, IAMGOLD will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine, including those relating to rehabilitation, mine closure and the financing of social programs.

As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale.

Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).

Côté Gold Project, Canada

The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd..

As at December 31, 2019, the Côté Gold Project reported (on a 100% basis) proven and probable mineral reserves of 233.0 million tonnes grading 1.0 g/t Au for 7.3 million contained ounces. Measured and indicated resources (inclusive of reserves) totaled 365.5 million tonnes grading 0.9 g/t Au for 10.2 million contained ounces, and inferred resources totaled 189.6 million tonnes grading 0.6 g/t Au for 3.8 million contained ounces (see news release dated February 18, 2020).

During the first quarter 2020, de-risking activities continued at the Côté Gold Project, with project engineering approaching 60% completion. De-risking activities remain within capital expenditure guidance and include detailed engineering of the proposed tailings management facility, updating the resource block model, advancing project permitting, and commencing the first phase of camp construction. In addition, we continue to study the potential benefits of incorporating technology, such as mine automation, into the operation. Planned capital expenditures in 2020 to support the activities described above, previously stated at approximately $35 million, have been increased to $45 million to continue progressing the Early Works phase, including site tree clearing, access road development, advancement of the construction camp facilities, and advancing detailed project engineering.

In addition, IAMGOLD completed approximately 4,700 metres of diamond drilling during the quarter focused on evaluating the resource potential of the Gosselin Zone.

Boto Gold Project, Senegal

As at December 31, 2019, the Boto Gold Project reported (on a 100% basis) probable mineral reserves of 29.0 million tonnes grading 1.71 g/t Au for 1.6 million contained ounces. Indicated resources (inclusive of reserves) totaled 40.6 million tonnes grading 1.6 g/t Au for 2.0 million contained ounces, and inferred resources totaled 8.2 million tonnes grading 1.8 g/t Au for 469,000 contained ounces (see news releases dated January 13, 2020 and February 18, 2020).

During the first quarter 2020, we announced that the Government of the Republic of Senegal approved the exploitation permit application for the Boto Gold Project for an initial period of 20 years. The Government of Senegal has waived its right to a paid-in 25% interest, contingent on the receipt of $7 million payable at the commencement of commercial production; as per the provisions of the mining code, the Republic of Senegal is entitled to a 10% free-carried interest in an operating company. The receipt of the mining permit positions the Project for a development decision and eventual production. IAMGOLD also announced the results on various project development and operating optimization studies undertaken since the completion of the 2018 Feasibility Study and filed a supporting National Instrument 43-101 Technical Report. The optimized study contemplates an operation that is expected to produce an average of 160,000 ounces of gold per year during the first six years of operations, averaging 130,000 ounces of gold per year at all-in sustaining costs of $842 per ounce sold over a mine life of approximately 11 years. With expected initial capital expenditures of $271 million, the study suggests an after-tax net present value (using a 6% discount rate) of $219 million, using a gold price assumption of $1,350 per ounce, and an IRR of 22.6% (see news releases dated October 22, 2018, January 13, 2020, and February 14, 2020).

During the quarter, we started planning for the preliminary phase of construction to support a future project development decision, which includes upgrading the required access and developing site infrastructure, supporting field work, and advancing detailed engineering of the plant. Planned capital expenditures in 2020 to support the activities described above, previously stated at approximately $30 million, were reduced to $25 million.

Exploration efforts during the first quarter focused on infill and delineation drilling aimed at resource conversion. Approximately 3,400 metres of diamond and reverse circulation ("RC") drilling was completed during the first quarter.

EXPLORATION

IAMGOLD was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.

In the first quarter 2020, expenditures for exploration and project studies totaled $10.9 million compared to $13.2 million in the same prior year period, of which $8.4 million was expensed and $2.5 million was capitalized. IAMGOLD's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease in total exploration expenditures compared to the same prior year period reflects both mild winter conditions experienced at projects in North America as well as the impact of work restrictions and program curtailments experienced across most projects arising from the global COVID-19 crisis in the latter half of the quarter. During the quarter, drilling activities on active projects and mine sites totaled approximately 59,900 metres.

	Three months ended March 31,	
($ millions)	2020	2019
Exploration projects – greenfield	$ 6.0	$ 7.6
Exploration projects - brownfield[1]	4.9	5.0
	10.9	12.6
Feasibility and other studies	—	0.6
	$ 10.9	$ 13.2

1 Exploration projects - brownfield for the three months ended 2020 and 2019 included near-mine exploration and resource development of $2.5 million and $2.9 million, respectively.

OUTLOOK

We revised our 2020 exploration expenditure guidance from $47 million to $52 million, excluding project development activities and studies, to support additional resource development drilling at Rosebel. The 2020 resource development and exploration program includes approximately 190,000 to 210,000 metres of diamond and RC drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects – greenfield	$ —	$ 26	$ 26
Exploration projects - brownfield[2]	16	10	26
	$ 16	$ 36	$ 52

1 The 2020 planned spending for capitalized expenditures of $16 million is included in the Company's capital spending guidance of $345 million (±5%).
2 Exploration projects - brownfield include planned near-mine exploration and resource development of $16 million.

BROWNFIELD EXPLORATION PROJECTS

Essakane, Burkina Faso

During the first quarter 2020, IAMGOLD filed a NI 43-101 Technical Report on the Carbon-In-Leach ("CIL") and Heap Leach feasibility study which supported an investment to optimize the mill and increase CIL plant capacity while postponing heap leach operations until the end of CIL operations (see news release dated February 12, 2020).

In addition, we completed approximately 1,800 metres of diamond and RC drilling focused on infill and resource development at Essakane Main Zone ("EMZ") and at Falagountou in an attempt to further define the targeted gold mineralization. Regional exploration drilling focused on resource delineation and expansion at the Tassiri satellite project, located approximately 8 kilometres southwest of the EMZ, where approximately 3,300 metres of RC drilling were completed.

Rosebel, Suriname

The near-mine and regional exploration programs continued to focus on evaluating potential resource expansions in the vicinity of existing operations. During the first quarter 2020, IAMGOLD completed approximately 10,600 metres of resource infill development RC drilling at the Saramacca deposit and at the Royal Hill pit on the Rosebel mine concession. In addition, approximately 1,500 meters of diamond drilling was completed to continue exploring and evaluating the resource potential within the Brokolonko concession situated along the general Saramacca trend.

Westwood, Canada

During the first quarter 2020, underground excavation totaled 1,305 metres of lateral development. In addition, approximately 3,000 metres of surface and 13,400 metres of underground resource development and geotechnical diamond drilling were completed. The diamond drilling program focused on infilling known mineralized zones as well as resource definition drilling in areas to be mined.

GREENFIELD EXPLORATION PROJECTS

Wholly-Owned Projects

Diakha-Siribaya, Mali

As at December 31, 2019, the Company reported (on a 100% basis) indicated mineral resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 contained ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million contained ounces (see news release dated February 18, 2020).

During the first quarter 2020, exploration activities were focused on exploring selected high priority geochemical and geophysical targets within a 20-kilometre radius of the Diakha deposit.

Karita, Guinea

The Karita Gold Project is wholly owned by IAMGOLD and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres, located in Guinea between IAMGOLD's Boto Gold Project in Senegal to the north, and it's Diakha-Siribaya Gold Project in Mali to the south.

During the first quarter 2020, exploration efforts focused on preparations and planning for the drilling and field season, including spotting potential camp locations and locating nearby water sources.

Pitangui, Brazil

As at December 31, 2019, IAMGOLD reported (on a 100% basis) indicated mineral resources at the São Sebastião deposit of 3.33 million tonnes grading 4.39 g/t Au for 470,000 contained ounces, and inferred resources of 3.56 million tonnes grading 3.78 g/t Au for 433,000 contained ounces (see news release dated February 18, 2020).

During the first quarter 2020, approximately 1,100 metres of diamond drilling were completed to evaluate regional exploration targets located within the approximately 180 square kilometre exploration licenses.

Joint Venture Projects

Following are the highlights for our joint venture exploration projects. The agreements are typically structured to give IAMGOLD the option of increasing our ownership interest over time, with the decision dependent upon exploration results.

Monster Lake - Canada (Option Agreement with TomaGold Corporation)

The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is operating as a 75:25 earn-in option to joint venture agreement with TomaGold Corporation.

As at December 31, 2019, IAMGOLD reported (on a 100% basis) inferred mineral resources of 1.1 million tonnes grading 12.14 g/t Au for 433,300 contained ounces, assuming an underground mining scenario (see news releases dated March 28, 2018 and February 18, 2020).

During the first quarter 2020, we completed approximately 1,600 metres of diamond drilling focused on testing the Annie Shear Zone in an effort to extend the mineralization intersected during 2019.

Nelligan - Canada (Option Agreement with Vanstar Mining Resources Inc.)

The Nelligan Gold Project is currently operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc., with IAMGOLD holding an option to earn an additional 5% interest. The Project is located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec.

As at December 31, 2019, IAMGOLD reported (on a 100% basis) inferred mineral resources of 97.0 million tonnes grading 1.02 g/t Au for 3.2 million contained ounces (see news releases dated October 22, 2019 and February 18, 2020).

During the first quarter 2020, we completed approximately 5,000 metres of diamond drilling designed to infill and further test the continuity of mineralization associated with the Renard Zone.

Rouyn - Canada (Option Agreement with Yorbeau Resources Inc.)

In the fourth quarter 2018, IAMGOLD entered into an option purchase agreement with Yorbeau Resources Inc. ("Yorbeau") for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, IAMGOLD can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, IAMGOLD must complete a resource estimate in accordance with NI 43-101, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

During the first quarter 2020, we completed approximately 10,500 metres of diamond drilling designed to infill and test lateral extensions of the Lac Gamble zone.

Other

Loma Larga (formerly Quimsacocha), Ecuador

IAMGOLD, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals"), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador.

During the first quarter 2020, INV Metals announced the results of an updated feasibility study supporting the proposed development of an underground mine with anticipated average annual production of 203,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 28.3%, after-tax payback period of 2.4 years, and an after-tax net present value of $454 million using a gold price of $1,400 per ounce (see INV Metals' news release dated March 31, 2020).

For the remainder of 2020, INV Metals plans to focus on permitting efforts for Loma Larga, primarily on obtaining the key environmental permits, along with an Investment Protection Agreement, to allow for its Board of Directors to make a development decision (see INV Metals' news release dated March 31, 2020).

End Notes (*excluding tables*)

1 Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

2 This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.

3 The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

4 Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

CONFERENCE CALL

A conference call will be held on Tuesday, May 5th, 2020 at 8:30 a.m. (Eastern Time) for a discussion with management regarding IAMGOLD's operating performance and financial results for the first quarter 2020. A webcast of the conference call will be available through the Company's website at www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: 1-800-319-6413 or International number: 1-604-638-9010, passcode: 4247#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “First Quarter 2020 Summary”, "2020 Guidance", "Development Projects", and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities including geotechnical difficulties and seismicity; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; the potential direct or indirect operational impacts resulting from infectious diseases or pandemics, such as the COVID-19 outbreak; and the risks involved in the exploration, development and mining business. The Company is also subject to litigation and legal and political risks. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical

recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form ("AIF"), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkino Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs more than 4,700 people.

IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index[4].

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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